

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2014

<u>Via E-mail</u>
Kalia Weintraub
Chief Financial Officer
Ellomay Capital Ltd.
9 Rothschild Boulevard, 2nd floor
Tel Aviv 6688112, Israel

  Re: **Ellomay Capital Ltd.**
    Form 20-F for the Fiscal Year Ended December 31, 2013
    Filed March 31, 2014
    File No. 1-35284

Dear Ms. Weintraub:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ William H. Thompson

      William H. Thompson
      Accounting Branch Chief